Exhibit 23.2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders

Barnes & Noble, Inc.

The audits referred to in our report dated July 26, 2013 relating to the consolidated financial statements of Barnes & Noble, Inc., which is incorporated in Item 8 of this Form 10-K by reference to the annual report to stockholders for the year ended April 27, 2013 also included the audit of the financial statement schedule listed in the accompanying index. This financial statement schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

/s/ ERNST & YOUNG LLP
New York, New York
July 26, 2013